SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JANUARY 29, 2003

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
((Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001-70
Board of Trade NIRE 53 3 0000581 8

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom Participações S.A.’s (“Company”) shareholders that the Board of Directors, on a meeting held on January 28, 2003, approved the credit of Interest on Shareholders’ Equity, relative to fiscal year 2003, in a total amount of up to R$122,000,000.00 (one hundred and twenty two million reais), as pursuant to Article 9 of Law 9,249 of December 26, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

I – Amount

The total amount of Interest on Shareholders’ Equity that the Company decided to credit on January, 2003, according to the Board of Directors deliberation, is R$70,000,000.00 (seventy million reais), which corresponds to a gross amount of R$0.199266116 per one thousand shares and an amount net of income tax of R$0.169376199 per one thousand common and preferred shares.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários’ Instruction 10, issued on February 14, 1980, considering that, the Board of Directors approved a shares buyback program, on a meeting held on December 27, 2002.

II – Income Tax Withheld

Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except to those shareholders proven to have fiscal exemption or with differentiated taxation.

III – Date of the Credit

The credit of Interest on Shareholders’ Equity, in the total amount of R$70,000,000.00, in the books of Brasil Telecom Participações S.A., will occur on January 31, 2003.

IV – Date of Trading “ex-Interest on Shareholders’ Equity”

As of February 10, 2003, Brasil Telecom Participações S.A.’s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on February 7, 2003.

V – Information on the Payment and Credit of Dividends

Interest on Shareholders’ Equity may be accounted for as dividends and is subject to approval of the 2004 Ordinary General Shareholders’ Meeting – A.G.O., which will deliberate on the date of the payment.

VI – Proof of Tax Exemption or Differentiated Taxation

Shareholders exempted from income tax or with differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Paulista, 1374/8o Andar – Cerqueira Cesar, zip code 01.310-916 – São Paulo – SP, until February 21, 2002.

Brasília (DF), January 29, 2003.

/s/ Paulo Pedrão Rio Branco
Paulo Pedrão Rio Branco
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 29, 2003

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer